Mail Stop 3561

December 27, 2007

Constance H. Lau
Chairman of the Board and Chief Executive Officer
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, HI 96813

> **Re:** **Hawaiian Electric Industries, Inc.**
> **Form 10-K**
> **Filed February 28, 2007**
> **File No. 1-08503**

Dear Ms. Lau:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 33

1. We note that loans and mortgage-related securities represented 88.1% of total assets as of December 31, 2006 of your subsidiary, American Savings Bank. We also note that American Savings Bank owned private-issue mortgage related securities issued by Countrywide Financial with a market value of $148 million as of December 31, 2006. In light of the current conditions in the debt and secondary mortgage markets, in future filings, consider adding a risk factor discussing the impact of the mortgage market conditions on your earnings and financial condition.

Item 7A. Management's Discussion and Analysis of Financial Condition and Results of Operation – Bank, page 76

2. In light of the mortgage market and credit market conditions, please expand your Bank segment discussion to include information regarding known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way. Please discuss whether you expect your financial position is to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes to your earnings. Further, please provide in reasonable detail:

- economic or industry-wise factors that have an impact on your company, and
- material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See SEC Release No. 333-8350.

Item 9A- Controls and Procedures, page 147

3. In the first sentence under "Changes in Internal Control over Financial Reporting," you state "except for the changes subsequent to September 30, 2006 in connection with the remediation discussed above, there have been no changes in the company's internal control over financial reporting that occurred…." Please remove the statement indicating that "there has been no change" in your internal controls over financial reporting. Instead, please state specifically that there were changes in your controls and procedures over financial reporting that occurred during your last quarter.

*   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director